UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2021

Commission File Number 001-38775

ITAMAR MEDICAL LTD.

(Translation of Registrant’s name into English)

9 Halamish Street, Caesarea 3088900, Israel (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information Contained in this Report on Form 6-K

On September 13, 2021, Itamar Medical Ltd. (“Itamar”, the “Company”, “we”, or the “Registrant”) announced that it has entered into an Agreement and Plan of Merger, dated as of even date (the “Merger Agreement”), with ZOLL Medical Corporation, a Massachusetts corporation (“Parent”) and a subsidiary of Asahi Kasei Corporation (“Guarantor”), Zeus Merger Sub Ltd., a company organized under the laws of the State of Israel (“Merger Sub”) and a wholly owned subsidiary of Parent, and, solely for purposes of certain specified provisions of the Merger Agreement, Guarantor, whereby, among other things, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”).

As previously reported, the closing of the transactions contemplated by the Merger Agreement is conditioned upon, among other things, the expiration of any applicable waiting period of the Hart-Scott-Rodino Antitrust Improvement Acts of 1976, as amended (the “HSR Act”) and waiver, clearance or affirmative approval of the Israeli Competition Authority (the “ICA”) under the Israeli Economic Competition Law-1988 (the “Israeli Competition Law”), relating to the consummation of the Merger.

The Company hereby reports that the applicable waiting period under the HSR Act expired as of 11:59 p.m. EST on October 27, 2021, and that the ICA granted the requisite affirmative approval on October 25, 2021. The completion of the Merger remains subject to other customary closing conditions, including the approval of the Merger Agreement by Itamar shareholders.

This report on Form 6-K is furnished with the Securities and Exchange Commission. This report shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain information which may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements relate to future events that are based on current expectations, estimates, forecasts and projections. These statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. All statements other than statements of historical fact or relating to present facts or current conditions included in this communication are forward-looking statements. Such forward-looking statements include, among others, Itamar’s current expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements can usually be identified by the use of terminology such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “goals,” “intend,” “likely,” “may,” “might,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” and variations of such words and similar expressions. Those risks, uncertainties and assumptions include, (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Itamar’s business and the price of the ordinary shares and American Depositary Shares of Itamar, (ii) the failure to satisfy any of the conditions to the consummation of the proposed transaction, including the approval thereof by the shareholders of Itamar, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (iv) the effect of the announcement or pendency of the proposed transaction on Itamar’s business relationships, operating results and business generally, (v) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction, (vi) risks related to diverting management’s attention from Itamar’s ongoing business operations, (vii) the outcome of any legal proceedings that may be instituted against Itamar related to the merger agreement or the proposed transaction, (viii) unexpected costs, charges or expenses resulting from the proposed transaction, and (ix) other risks described in Itamar’s filings with the Securities and Exchange Commission (“SEC”), such as its Annual Report on Form 20-F filed with the SEC on March 29, 2021 and the Proxy Statement on Form 6-K furnished to the SEC on October 14, 2021.

Any forward-looking statement made in this communication speaks only as of the date on which it is made. You should not put undue reliance on any forward-looking statements. Itamar undertakes no obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as may be required by law. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

This Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No.333-252364 and 333-250155) and on Form S-8 (File No. 333-236883 and 333-230799), of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Additional Information and Where to Find It

This communication is being made in respect of the proposed transaction involving Itamar and Parent. In connection with the proposed transaction, Itamar has furnished to the SEC a proxy statement regarding the proposed transaction. Itamar may also furnish or file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement or any other document that may be furnished or filed by Itamar with the SEC. BEFORE MAKING ANY VOTING DECISION, ITAMAR’S SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FURNISHED OR FILED BY ITAMAR WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and shareholders may obtain a free copy of the proxy statement and other documents Itamar furnishes or files with the SEC (when available) through the website maintained by the SEC at www.sec.gov, at Itamar’s Investor Relations website at ir.itamar-medical.com or by writing to Itamar, 9 Halamish Street, Caesarea 3079883, Israel, investors@itamar-medical.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ITAMAR MEDICAL LTD.

By:	/s/ Shy Basson
Shy Basson
Chief Financial Officer

Date: October 29, 2021